Filed by AVANT Immunotherapeutics, Inc.

Pursuant to Rule 425 under Securities Act of 1933, as amended

Subject Company: AVANT Immunotherapeutics, Inc.

Subject Company’s Commission File No.: 000-015006

AVANT E-mail to employees – to be sent at 6:50 a.m.

Subject: Press release to be issued at 6:55 a.m. this morning; Company meeting to follow at 10:00 a.m.

Dear AVANT Employees:

This morning at 6:55 a.m. a press release will be issued announcing the merger of AVANT Immunotherapeutics, Inc. and Celldex Therapeutics, Inc. to create a diversified biopharmaceutical company with a deep product development pipeline. We want to let our team members know about this exciting and transformative event. You will receive the press release plus additional background material immediately following the news entering the public domain. We will hold a Company meeting at 10:00 a.m. today in the Needham Seminar Room and by phone with Fall River team members.

I look forward to talking with you in detail and answering your questions about this exciting merger as we work to build the future of our Company. I want to thank each of you for your contributions to AVANT that have made this promising new company possible. We anticipate a productive future and I look forward to the successes we will enjoy together.

Una

Forward Looking Statements and Participants in the Solicitation

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements.

This communication may be deemed to be solicitation material in respect of the proposed merger of AVANT and Celldex. The directors and executive officers of AVANT and Celldex may be deemed to be participants in the solicitation of proxies from the holders of AVANT common stock in respect of the proposed transaction. In connection with the proposed merger, AVANT and Celldex intend to file relevant materials with the SEC, including AVANT’s joint registration statement/proxy statement on Form S-4. SHAREHOLDERS OF AVANT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING AVANT’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.

Follow-up e-mail to be sent immediately following confirmation of the release crossing the wire

Subject: AVANT/Celldex merger press release and fact sheet on AVANT/Celldex

Dear AVANT Employees:

Attached, please find a copy of the press release issued this morning announcing the proposed merger of AVANT and Celldex and a fact sheet providing an overview of the new combined company. You may also wish to visit our website or the Celldex website at www.celldextherapeutics.com for more information which will be posted in the near future.

I will be joined in our 10:00 meeting by Anthony Marucci, current Vice President and Chief Financial Officer of Celldex and future Executive Vice President of AVANT/Celldex. We look forward to seeing you then.

Una

Forward Looking Statements and Participants in the Solicitation

This communication contains “forward-looking” statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are typically preceded by words such as “believes,” “expects,” “anticipates,” “intends,” “will,” “may,” “should,” or similar expressions. These forward-looking statements are subject to risks and uncertainties that may cause actual future experience and results to differ materially from those discussed in these forward-looking statements.

This communication may be deemed to be solicitation material in respect of the proposed merger of AVANT and Celldex. The directors and executive officers of AVANT and Celldex may be deemed to be participants in the solicitation of proxies from the holders of AVANT common stock in respect of the proposed transaction. In connection with the proposed merger, AVANT and Celldex intend to file relevant materials with the SEC, including AVANT’s joint registration statement/proxy statement on Form S-4. SHAREHOLDERS OF AVANT ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING AVANT’S PROXY STATEMENT, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.